Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

Leveraged NZD Bear Notes Due December 17, 2009
Final Term Sheet

Principal Amount:	$11,653,000. The Aggregate Principal Amount may be increased prior to the Issue Date and, in that event, additional Notes may be sold at a different Issue Price.

Pricing Date:	June 19, 2008

Issue Date:	July 3, 2008

Maturity Date:

December 17, 2009 unless such day is not a Business Day, in which case the Maturity Date shall be the next following Business Day (unless the next day that is a Business Day falls in the next calendar month, in which case the Maturity Date will be the immediately preceding Business Day).

Initial Issue Price:	100.00%

Underwriting commission:	0.25%

Proceeds to Issuer:	99.75%

Basket Currencies:	Brazilian Real (“BRL”) , Norwegian Krone (“NOK”) and U.S. Dollar (“USD”)

CCY Initial Forward Rates:

The forward exchange rates for settlement two Business Days following the Determination Date between each Basket Currency and the New Zealand Dollar (“NZD”), as calculated on the Pricing Date, which are:

BRL per NZD = 1.29

NOK per NZD = 3.8335

USD per NZD = 0.7120

CCY Final Rates:

For each Basket Currency, the spot exchange rate between such Basket Currency and the New Zealand Dollar expressed as the amount of the applicable Basket Currency unit per NZD for customary settlement in the spot foreign exchange market as determined by the Calculation Agent at 4:00 p.m. (London time) on the Determination Date by reference to WM Company Fix LDN 4pm Mid.

Basket Performance:	The sum of the following, as calculated by the Calculation Agent, expressed as a percentage:

1/3 (1-CCY Final-CCY Initial) for BRL

1/3 (1-CCY Final-CCY Initial) for NOK

1/3 (1-CCY Final-CCY Initial) for USD

Redemption Amount at Maturity:	The Aggregate Principal Amount plus

•If the Basket Performance is equal to or greater than zero: Aggregate Principal Amount times the Basket Performance times the Participation Rate; or

•If the Basket Performance is less than zero: Aggregate Principal Amount times the Basket Performance.

Determination Date:	December 3, 2009

CUSIP:	00254EFB3

Hypothetical Returns:

Hypothetical Basket Performance	Hypothetical Redemption Amount (as a percentage of Principal Amount)
50.00%	190.00%
30.00%	154.00%
20.00%	136.00%
15.00%	127.00%
10.00%	118.00%
0.00%	100.00%
-10.00%	90.00%
-15.00%	85.00%
-20.00%	80.00%
-30.00%	70.00%
-50.00%	50.00%
-75.00%	25.00%
-100.00%	0.00%

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Goldman, Sachs & Co. by calling 1-866-471-2526.